Exhibit 12



 The Peoples Gas Light and Coke Company and Subsidiary Companies

Statement Re:  Computation of Ratio of Earnings to Fixed Charges
                     (Dollars in Thousands)





                Fiscal years ended September 30,
                                 1997      1996     1995      1994     1993

Net Income Before Preferred
   Stock Dividends            $ 85,098  $ 88,752 $ 53,666  $ 63,825  $ 64,355

Add - Income Taxes              48,269    53,533   28,164    30,429    32,951
     Fixed Charges (see below)  33,289    37,052   46,586    41,352    37,931

Earnings                      $166,656  $179,337 $128,416  $135,606  $135,237

Fixed Charges:
   Interest on Long-Term Debt  $31,094  $ 32,889 $ 40,507  $ 38,718  $ 35,523
   Other Interest                2,195     4,163    6,079     2,634     2,408

           Total Fixed Charges $33,289  $ 37,052 $ 46,586  $ 41,352  $ 37,931

Ratio of Earnings to Fixed
     Charges                      5.01      4.84     2.76      3.28      3.57